SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________to_____________

Commission file number: 1-9210

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Oxy Vinyls, LP Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   OXY VINYLS, LP SAVINGS PLAN

                                   By:  /s/  Peter G. Vincent
                                      ------------------------------------------
                                   Peter G. Vincent - Member of the
                                    Occidental Petroleum Corporation Pension and
                                     Retirement Plan Administrative Committee

Dated:  June 27, 2002

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN


             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                                                  PAGE
Independent Auditors' Report                                                                         1

Statements of Net Assets Available for Benefits - December 31, 2001 and 2000                         2

Statement of Changes in Net Assets Available for Benefits - Year ended December 31, 2001             3

Notes to Financial Statements                                                                   4 - 12

SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2001                  13

All schedules omitted are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT


The Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee:


We have audited the accompanying statement of net assets available for benefits of the Oxy Vinyls, LP Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Oxy Vinyls, LP Savings Plan as of December 31, 2000 were audited by other auditors whose report thereon dated June 22, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Oxy Vinyls, LP Savings Plan as of December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2001 basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the 2001 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2001 basic financial statements taken as a whole.


/s/ KPMG LLP

Los Angeles, California
June 20, 2002

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                                                                                 DECEMBER 31,       DECEMBER 31,
                                    ASSETS                                           2001               2000
                                                                                --------------     --------------
Cash and cash equivalent                                                        $           --              3,081
Investments at fair value:
   Short-term investment fund                                                          564,805            622,241
   Mutual funds                                                                     40,508,877         45,349,538
   Common collective funds                                                          18,584,383         15,234,823
   Common stock                                                                     36,915,357         31,299,306
   Interest in represented Master Trust                                                165,845                 --
   Participant loans                                                                 3,502,233          3,114,152
                                                                                --------------     --------------
                Total investments at fair value                                    100,241,500         95,620,060
                                                                                --------------     --------------
Receivables:
   Participant contributions                                                           439,506            435,660
   Employer contributions                                                              276,879            286,156
   Interest and dividends                                                              437,192          1,430,016
   Securities due from broker                                                           16,685                 --
                                                                                --------------     --------------
                Total receivables                                                    1,170,262          2,151,832
                                                                                --------------     --------------
                Total assets                                                       101,411,762         97,774,973
                                                                                --------------     --------------
                                  LIABILITIES
Accrued liabilities                                                                     41,010             48,320
                                                                                --------------     --------------
                Total liabilities                                                       41,010             48,320
                                                                                --------------     --------------
                Net assets available for benefits                               $  101,370,752         97,726,653
                                                                                ==============     ==============

See accompanying notes to financial statements.

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

            Statement of Changes in Net Assets Available for Benefits

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     2001
                                                                                --------------
Additions to net assets attributable to:
   Investment income:
      Interest                                                                  $    1,366,532
      Dividends                                                                        285,630
      Net (depreciation) in fair value of investments                                 (669,901)
      Plan interest in Master Trust investment loss                                    (18,013)
                                                                                --------------
                Total investment income                                                964,248
                                                                                --------------
   Contributions:
      Participant                                                                    5,796,144
      Employer                                                                       3,627,297
      Participant rollover                                                             218,840
                                                                                --------------
                Total contributions                                                  9,642,281
                                                                                --------------
                Total additions                                                     10,606,529

Deductions from net assets attributable to:
   Benefits paid to participants                                                     6,790,152
   Administrative expenses                                                             172,278
                                                                                --------------
                Total deductions                                                     6,962,430
                                                                                --------------
                Net increase                                                         3,644,099

Net assets available for benefits:
   Beginning of year                                                                97,726,653
                                                                                --------------
   End of year                                                                  $  101,370,752
                                                                                ==============

See accompanying notes to financial statements.

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)  DESCRIPTION OF THE PLAN

     The following description of the Oxy Vinyls, LP Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          Occidental Chemical Corporation, (OxyChem), a wholly owned subsidiary of Occidental Petroleum Corporation (OPC or Oxy), a Delaware corporation, and The Geon Company (Geon) caused a partnership to be formed, Oxy Vinyls, LP, a Delaware limited partnership, and selected affiliates (collectively, the Company or the Employer), in which OxyChem and Geon have indirect interests of 76% and 24%, respectively. The Plan is a defined contribution plan generally available to certain employees of the Company. The Plan was established by the Company effective May 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     (b)  PLAN ADMINISTRATION

          The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee as to investment decisions and by the Oxy Vinyls, LP Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). The Committees have been given all powers necessary to carry out their respective duties, including as applicable, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. The Northern Trust Company (the Trustee) is the trustee and custodian of a trust fund which holds all of the assets of the Plan.

     (c)  CONTRIBUTIONS

          PARTICIPANT CONTRIBUTIONS - Prior to June 30, 2000, participants were allowed to contribute from 1% to 12% of compensation (as defined) to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations. Effective July 1, 2000, the upper limit on participant contributions increased from 12% to 15%.

          EMPLOYER CONTRIBUTIONS - Prior to June 30, 2000, the Employer contributed 75% of a participant's contribution up to the first 6% of compensation. Effective July 1, 2000, Employer contributions increased to 100% of a participant's contribution up to the first 6% of compensation. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock
          Fund).

     (d)  INVESTMENT OPTIONS

          The Plan offers 11 investment options. Upon enrollment in the Plan, participants can direct their contributions, in 5% increments, in any of the investment options offered at the time. Participants can change their investment options daily. Participants should refer to the Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund.


                                       4                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



     (e)  PARTICIPANT ACCOUNTS

          Participant accounts are credited with the participant's contribution and allocations of the Employer's contribution and investment income, and charged with an allocation of administrative expenses and investment losses, if any. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (f)  VESTING

          Participants immediately vest in their contributions plus investment income thereon, if any. Vesting in the Employer's contribution portion of the account plus earnings thereon, is based on years of service. Generally, a participant receives 20% vesting for each year of service and is fully vested after five years of service. Participants who were eligible to participate in the Plan on May 1, 1999 were fully vested.

     (g)  PARTICIPANT LOANS

          Participants can borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000, reduced by the highest outstanding loan balance in the past 12 months, (ii) 50% of their vested account balance, or (iii) a loan amount which would require payroll deductions for repayment equal to 25% of the participant's base compensation. Loan transactions are treated as a transfer between the investment fund and the participant loan fund. Loan terms range from one to five years for general purpose loans and six to ten years for primary residence loans. The loans bear interest at a fixed rate equal to the Western Federal Credit Union's loan rate for a loan secured by a member's deposit account at the time the loan is approved. During 2001 and 2000, the interest rate charged on new loans was 5%. Loan repayments are made ratably through payroll deductions.

     (h)  PAYMENT OF BENEFITS

          Generally, upon termination of service for any reason other than death, participants with an account balance greater than $5,000 can elect to receive the vested portion of their account in the following distribution options: (i) one lump-sum payment, (ii) straight life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distributions, or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the participant's beneficiary can elect to receive the vested interests in the form of (i), (ii), (iii), or (vi) only. A participant whose vested account balance is $5,000 or less can receive distributions only under options (i), (v), or


                                       5                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



          (vi). Participants can elect to receive distributions from their account balance in the Oxy Stock Fund, the PolyOne Stock Fund (formerly the Geon Stock Fund), or the BFGoodrich Stock Fund in cash or in shares of common stock of such company.

     (i)  FORFEITED ACCOUNTS

          Forfeited nonvested accounts are used to reduce Employer contributions.

     (j)  ADMINISTRATIVE EXPENSES

          The Company pays certain costs and expenses incurred in administering the Plan and other costs and expenses are paid by the Plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting.

          Certain reclassifications have been made to the 2000 financial statements to be consistent with the presentation of the 2001 financial statements.

     (b)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  RISKS AND UNCERTAINTIES

          The Plan provides for various investment options in mutual funds, actively managed funds, the Oxy Stock Fund, the PolyOne Stock Fund, and the BFGoodrich Stock Fund. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

          Additionally, many mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

          Derivative financial instruments are used by the Plan's equity and fixed income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation are prohibited.


                                       6                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



     (d)  INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The OPC common stock, PolyOne common stock, and BFGoodrich common stock (see note 3) are valued at their quoted market prices. The unit price of common or commingled trust funds is based on the current market value of the underlying assets of the fund. Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Realized gains and losses on investments are based on the market value of the asset at the beginning of the Plan year or at the time of purchase for assets purchased during the Plan year and the related fair value on the day the investments were sold during the Plan year. Unrealized gains and losses on investments are based on the market value of the assets at the beginning of the Plan year or at the time of purchase for assets purchased during the Plan year and the related fair value at the end of the Plan year. Net realized and unrealized appreciation/(depreciation) in fair value of investments is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits as "Net (depreciation) in fair value of investments."

     (e)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.


                                       7                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(3)  INVESTMENTS

     The following presents investments, with those that represent 5% or more of the Plan's net assets separately identified:

                                                                                 DECEMBER 31,       DECEMBER 31,
                                                                                     2001               2000
                                                                                --------------     --------------
     Common stock:
          Oxy Stock Fund                                                        $   35,770,049*        31,070,310*

     Registered investment companies:
          Employee Benefit Index Fund                                               14,275,476         16,888,032
          Magellan Fund                                                              8,716,147         10,366,403
          Contrafund                                                                 7,843,019          9,295,311
          Balanced Fund                                                              5,352,957          5,798,888

     Common/collective trust:
          Stable Value Fund                                                         18,584,383         15,234,823

     All other investments less than 5%                                              9,699,469          6,966,293
                                                                                --------------     --------------

                                                                                $  100,241,500         95,620,060
                                                                                ==============     ==============

     * Participant and nonparticipant-directed

     During 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $669,901, as follows:

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     2001
                                                                                --------------
                         Common stock                                           $    3,416,779
                         Registered investment companies                            (4,086,680)
                                                                                --------------
                                                                                $     (669,901)
                                                                                ==============


                                       8                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(4)  OXY STOCK FUND

     Information about the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund which included both participant and nonparticipant-directed investments were as follows:

                                                                                 DECEMBER 31,       DECEMBER 31,
                                                                                     2001               2000
                                                                                --------------     --------------
      Net assets:
          Oxy Stock Fund                                                        $   36,802,277         31,605,162

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     2001
                                                                                --------------
                         Changes in net assets:
                            Contributions                                       $    3,963,622
                            Investment income                                        1,351,039
                            Net appreciation in fair value                           2,911,027
                            Transfers between funds                                   (493,351)
                            Plan expenses                                              (54,301)
                            Benefits paid to participants                           (2,480,921)
                                                                                --------------
                                                                                $    5,197,115
                                                                                ==============

(5)  INTEREST IN MASTER RETIREMENT TRUST

     During 2001, an investment option was added to the Plan. This investment is part of a master trust. The Plan's interest in the master trust investment loss as reflected in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001 represents the period for which the Plan participated in the master trust.

     At December 31, 2001, the Plan's investment in the assets of the Master Trust represented an undivided interest of approximately 1%.


                                       9                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



       The following table presents the aggregate fair value of investments held by, and investment income earned by, the Trust in which the Plan owns an undivided interest, as stated above:

                                                                                 DECEMBER 31,
                                                                                     2001
                                                                                --------------
                    Investment at fair value:
                       Common stock                                             $      330,330
                       Preferred stock                                               6,798,887
                       Corporate bonds                                              11,608,322
                                                                                --------------
                                                                                $   18,737,539
                                                                                ===============

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     2001
                                                                                --------------
                    Investment income:
                       Net depreciation in fair value of investments:
                          Common stock                                          $      (26,423)
                          Preferred stock                                             (342,000)
                          Corporate bonds                                           (2,023,554)
                                                                                --------------
                                                                                    (2,391,977)

                    Interest and dividends                                             742,890
                       Less investment expenses                                        (93,661)
                                                                                --------------
                                                                                $   (1,742,748)
                                                                                ==============


(6)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2001 and 2000:

                                                                                 DECEMBER 31,       DECEMBER 31,
                                                                                     2001               2000
                                                                                --------------     --------------
     Net assets available for benefits per the financial statements             $  101,370,752         97,726,653
     Amounts allocated to withdrawing participants                                     (58,405)           (45,292)
                                                                                --------------     --------------

     Net assets available for benefits per the Form 5500                        $  101,312,347         97,681,361
                                                                                ==============     ==============


                                       10                            (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                       YEAR ENDED
                                                                                      DECEMBER 31,
                                                                                          2001
                                                                                     --------------

     Benefits paid to participants per the financial statements                      $    6,790,152
        Add amounts allocated to withdrawing participants at December 31, 2001               58,405
        Less amounts allocated to withdrawing participants at December 31, 2000             (45,292)
                                                                                     --------------

      Benefits paid to participants per the Form 5500                                $    6,803,265
                                                                                     ==============


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

     The following is a reconciliation of investments per the financial statements to the Form 5500 as of December 31, 2001:

                                                                                 DECEMBER 31,
                                                                                     2001
                                                                                --------------
     Total investments per the financial statements                             $  100,241,500
        Less interest in represented Master Trust                                     (165,845)
                                                                                --------------
     Total investments per the Form 5500                                        $  100,075,655
                                                                                ==============

     The Plan's interest in the Master Trust is not included in the Form 5500 since it is not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

(7)  PARTY-IN-INTEREST TRANSACTIONS

     The Trustee, Oxy Vinyls, LP and OPC are parties-in-interest as defined by ERISA. The Trustee invests certain Plan assets in its collective short-term investment fund, the Oxy Stock Fund, the PolyOne Stock Fund, and the BFGoodrich Stock Fund. Such transactions qualify as party-in-interest transactions permitted by Department of Labor regulations.

     For the year ended December 31, 2001, the Plan paid the Trustee $114,464 for services provided under the trust agreement.


                                       11                            (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(8)  PLAN TERMINATION

     The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

(9)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letters dated January 30, 2002 and August 3, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Committees believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(10) SUBSEQUENT EVENT

     The Plan was merged into the Occidental Petroleum Corporation Savings Plan
     (PSA) with an effective date of February 28, 2002. Plan participants became participants in the PSA plan and their participant accounts and the Plan assets were transferred into the PSA plan effective as of February 28, 2002.

                                                                        SCHEDULE

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

       IDENTITY OF ISSUER,                  DESCRIPTION OF INVESTMENT INCLUDING
        BORROWER, LESSOR,                     MATURITY DATE, RATE OF INTEREST,                                CURRENT
        OR SIMILAR PARTY                     COLLATERAL PAR, OR MATURITY VALUE                 COST            VALUE
---------------------------------   ---------------------------------------------------   --------------   --------------
                                    Cash and cash equivalents:
Northern Trust Company*                Short-Term Investment Funds                                         $      564,805

                                    Common stocks:
BFGoodrich Corporation*                Common stock, 3,105 shares, $26.62 par value                                82,655
PolyOne Corporation*                   Common stock, 108,434 shares, $9.80 par value                            1,062,653
Occidental Petroleum Corporation*      Common stock, 1,348,287 shares, $26.53 par value   $   31,107,469       35,770,049

Invesco                             Common Collective Funds:
                                       Stable Value Fund                                                       18,584,383

                                    Mutual Funds:
Capital Guardian                       Balanced Fund                                                            5,352,957
Fidelity Institutional Retirement      Contrafund                                                               7,843,019
Fidelity Institutional Retirement      Magellan Fund                                                            8,716,147
Harbor Funds                           Capital Appreciation Fund                                                  734,028
Morgan Stanley                         Institutional High Yield                                                   167,629
Pimco Funds                            Intermediate Bond Fund                                                   1,833,929
Putnam                                 International Growth Fund                                                1,585,692
Vanguard                               Employee Benefit Index Fund                                             14,275,476

                                    Participant loans:
Participants loans*                    Various maturities; balance collateralized by
                                          participant account, interest rates range
                                          from 5% to 7%                                                         3,502,233
                                                                                                           --------------
                                                  Total                                                    $  100,075,655
                                                                                                           ==============

* Party-in-interest investment.

See accompanying independent auditors' report.

                                  EXHIBIT INDEX



Exhibit
   No.                                     Exhibit
--------------------------------------------------------------------------------

  23.1           KPMG LLP Independent Auditors' Consent

  23.2 Copy of Arthur Andersen LLP Consent of Independent Public Accountants for the year ended December 31, 2000

  99 Copy of Arthur Andersen LLP Report of Independent Public Accountants as of and for the year ended December 31, 2000